June 20, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Cardax, Inc.
Schedule TO-I, filed June 15, 2018
File No. 005-88125
Amendment No 1. to Registration Statement on Form S-4, filed June 14, 2018
File No. 333-224619

Ladies and Gentlemen:

On behalf of our client, Cardax, Inc. (the “Company”), we are responding to comments by the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) that were provided on June 18, 2018 (the “Comment Letter”) to the Company’s Amendment No. 1 to the Registration Statement on Form S-4 filed on June 14, 2018 and the Company’s Schedule TO-I filed on June 15, 2018.

The Company’s responses are set forth below. For convenience, the headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter, each of the comments is restated in bold italics prior to the response. All page number references in the responses below refer to the page numbers in our amended prospectus (the “Prospectus”) that is included in Amendment No. 2 to Form S-4, submitted herewith (the “Amendment” and, collectively with the Prospectus, the “Registration Statement”). The Company also submitted herewith an amended Schedule TO (“Amended Schedule TO”), which includes an amended and restated Summary Term Sheet, filed as an exhibit to the Amended Schedule TO (“Amended Summary Term Sheet”).

Any capitalized term used in this letter, which is not otherwise defined in this letter, shall have the respective meaning ascribed to such term in the Prospectus. Where we refer to the “Exchange Offer” we mean the exchange of the Company’s $0.625 warrants for shares of common stock of the Company pursuant to the offering described in the Registration Statement.

United States Securities and Exchange Commission

Division of Corporation Finance

June 20, 2018

Amendment No. 1 to Form S-4 filed June 14, 2018

General

1.	We note your response to prior comment 5. Given that the Company has filed a Schedule TO in response to the comment, and given subsequent discussions with you via telephone call on Friday, June 15 and today, it is our understanding that the Company has acknowledged that it is subject to Exchange Act Rule 13e-4. In light of this development, it appears that the current plan for the Company to issue Exchange Shares to holders who have properly tendered Original Warrants and the Exchange Payment on a rolling first come, first served basis at any time prior to the Expiration Date is inconsistent with Rule 13e-4, including Rule 13e-4(f)(2). Please advise or revise accordingly. For illustrative purposes only, and without limitation, this would appear to implicate disclosure found on the prospectus cover page and pages 5, 59 and 63.

We acknowledge the Staff’s comment and wish to advise the Staff that we have removed references to the continuous offering. We have updated pages 5 and 59 of the Registration Statement and the Amended Summary Term Sheet to provide that the Exchange Shares will be issued promptly after the Expiration Date.

2.	In addition, please ensure that the tender offer and related disclosure is compliant with the additional requirements set forth in Rule 13e-4, to the extent applicable. With a view towards disclosure, and given the applicability of Rule 13e-4(f)(2), please advise us what consideration the Company has given to providing disclosure discussing holders’ withdrawal rights with respect to tendered securities.

We acknowledge the Staff’s comment and wish to advise the Staff that we have updated the Registration Statement and the Amended Schedule TO so that they are compliant with the additional requirements set forth in Rule 13e-4, to the extent applicable. Specifically, we updated pages 6, 59, 62 of the Registration Statement and the Amended Summary Term Sheet to allow the holders of Original Warrants to withdraw the tender of Original Warrants at any time prior to the Expiration Period.

United States Securities and Exchange Commission

Division of Corporation Finance

June 20, 2018

3.	Refer to the sixth paragraph on page 60 of the prospectus beginning with the language “If, for any reason whatsoever…” We remind the Company of its obligations pursuant to Rule 13e-4(f)(5).

We acknowledge the Staff’s comment and wish to advise the Staff that we have updated the Registration Statement to remove the sentence referenced in Comment 3. We believe that the paragraph entitled “Return of Original Warrants” on page 62, as updated, satisfies the obligations of the Company pursuant to Rule 13e-4(f)(5).

We thank you for your attention. Please do not hesitate to contact the undersigned at (212) 592-1432 or by email at rmorris@herrick.com or by fax at (212) 545-3371 with any questions or further comments you have regarding the registration statement or if you wish to discuss the above responses.

Very truly yours,

/s/ Richard M. Morris
Richard M. Morris